Exhibit (14)(b)

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Allied Capital Corporation:

We consent to the use of our reports dated March 2, 2009 included herein with respect to the consolidated financial statements of Allied Capital Corporation and subsidiaries as of December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008, the related financial statement schedule as of December 31, 2008, and the senior securities table as of December 31, 2008, and to the references to our firm under the headings “Experts”  and “Selected Condensed Consolidated Financial Data Of Allied Capital” in the registration statement.

Our report on the consolidated financial statements contains an explanatory paragraph that states that the Company is in default on provisions of certain credit agreements.  The credit agreement defaults provide the respective lenders the right to declare immediately due and payable unpaid amounts approximating $1.1 billion at December 31, 2008.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements and financial statement schedules do not include any adjustments that might result from the outcome of that uncertainty.

Our report on the consolidated financial statements makes reference to the Company changing its method of accounting for share based payments in 2006 due to the adoption of Financial Accounting Standards Board Interpretation No. 123 (Revised 2004), Share Based Payment.  Our report on the consolidated financial statements also makes reference to the Company modifying its method of determining the fair value of portfolio investments in 2008 due to the adoption of Statement of Financial Accounting Standards No. 157, Fair Value Measurements.

/s/ KPMG LLP

Washington, D.C.

February 3, 2010